Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

May 17, 2013

VIA EDGAR

Michele Anderson, Chief

Nicholas P. Panos, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Morgans Hotel Group Co.
Preliminary Proxy Statement on Schedule 14A filed on May 17, 2013
File No. 001-33738

Dear Ms. Anderson and Mr. Panos:

Following up on our conversation with you on May 16, 2013, we wish to inform you that our client, Morgans Hotel Group Co. (the “Company”) filed its proxy statement in preliminary form today, May 17, 2013. You should receive hard copies of this preliminary proxy statement Monday morning.

We write this letter to respectfully request that the Securities and Exchange Commission (the “Commission”) exercise its authority, as delegated by 17 CFR § 200.30-1(e)(4), to shorten, upon a showing of good cause, the ten calendar-day period between the filing of the preliminary proxy statement and the mailing of the definitive proxy statement, as prescribed by Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For the reasons set forth below, the Company believes that good cause exists in this case.

On May 14, 2013, the Delaware Court of Chancery entered an order (the “Court Order”) requiring, among other things, that the Company proceed with its 2013 annual meeting of stockholders on May 15, 2013, the date the Company’s annual meeting was originally scheduled to be held, with a record date of March 22, 2013. The Court Order provided that the Company could adjourn the

Securities and Exchange Commission

May 17, 2013

May 15th annual meeting “for not more than 30 days.” The Court Order is attached hereto as Exhibit A. Accordingly, on Wednesday, May 15, 2013, Michael Gross, the Company’s Chief Executive Officer and the chairman of the Company’s annual meeting, acting as permitted by the Court Order and pursuant to the Company’s By-Laws, convened and then adjourned the annual meeting until Friday, June 14th. No other business was transacted at this meeting. Pursuant to the Court Order, the record date for determining stockholders entitled to notice of and to vote at the reconvened annual meeting is March 22, 2013. See the Company’s Form 8-K filed on May 16, 2013.

Ruling from the bench, Vice Chancellor J. Travis Laster clarified his ruling as follows: “The company is enjoined from rescheduling the meeting. The company may convene the meeting as scheduled and adjourn it to a date not more than 30 days in the future.” Transcript: “Telephone Ruling of the Court from Oral Argument on Plaintiffs’ Motion for a Preliminary Injunction” lines 8-12. The Company and its Delaware litigation counsel interpret this statement and the Court Order to mean that, absent Court approval, agreement from the plaintiffs and a modification of the Court Order, the Company may only adjourn the May 15th meeting once, and such adjournment may not exceed 30 days. As there is no present expectation of an agreement with the plaintiffs or obtaining Court approval of any postponement, the Company, as previously announced, is planning to reconvene the annual meeting of stockholders on June 14, 2013.

The timing restrictions imposed by the Court Order create practical challenges with respect to the Company’s ability to properly mail a definitive proxy statement and effectively solicit proxies from its stockholders. The Company’s proxy advisor has advised the Company that a minimum solicitation period of at least 30 days between the mailing of a definitive proxy statement and the annual meeting is recommended to effectively solicit proxies in an uncontested election, and that a longer period is recommended in a contested election. As a result of the Court Order, the Company finds itself facing an extremely short solicitation period in a contested election.

If the ten calendar-day rule were to apply, the Company would not be permitted to mail its definitive proxy statement or solicit proxy cards until after May 27, 2013, which would result in a 17-day solicitation period. Given the added complexity of the proxy materials due to litigation and the fact that this is a contested election, the Company believes that any delay in filing and mailing its definitive proxy statement, including the ten calendar-day rule, will cause significant harm to the Company and its stockholders.

In view of the significant harm that the Company believes will occur to the Company and its stockholders if it is forced delay the filing and mailing of its definitive proxy statement and the Company’s belief that no stockholder is prejudiced by the Staff shortening the ten calendar-day period between the filing of the preliminary proxy statement and the mailing of the definitive proxy statement, the Company respectfully requests that the Commission exercise its authority to permit, based on good cause shown in this case, the Company to file and mail to its stockholders its definitive proxy statement on May 23, 2013, or sooner in the Staff’s discretion.

Please contact John B. Beckman at (202) 637-5464 or Joseph G. Connolly, Jr. at (202) 637-5625 if you have any questions or need any additional information.

Sincerely,

/s/ John B. Beckman

John B. Beckman

Partner

Hogan Lovells US LLP

Securities and Exchange Commission

May 17, 2013

/s/ Joseph G. Connolly, Jr.
Joseph G. Connolly, Jr. Partner Hogan Lovells US LLP

cc:	David Smail
Executive Vice President and General Counsel
Morgans Hotel Group Co.

Bruce Gilchrist

Partner

Hogan Lovells US LLP

Attachment

Exhibit A

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JASON TAUBMAN KALISMAN, derivatively on	)
behalf of MORGANS HOTEL GROUP CO., and OTK	)
ASSOCIATES, LLC, directly on its own behalf and	)
derivatively on behalf of MORGANS HOTEL GROUP	)
CO.,	)
)
Plaintiffs,	)
)
v.	) C.A. No. 8447-VCL
)
ROBERT FRIEDMAN; THOMAS L. HARRISON;	)
MICHAEL D. MALONE; MICHAEL J. GROSS;	)
RONALD W. BURKLE; JEFFREY M. GAULT;	)
ANDREW SASSON; YUCAIPA AMERICAN	)
ALLIANCE FUND II, L.P., a Delaware Limited	)
Partnership; YUCAIPA AMERICAN ALLIANCE	)
(PARALLEL) FUND II, L.P., a Delaware Limited	)
Partnership; YUCAIPA AGGREGATOR HOLDINGS,	)
LLC, a Delaware Limited Liability Company, and THE	)
YUCAIPA COMPANIES LLC, a Delaware Limited	)
Liability Company,	)
)
Defendants,	)
)
and	)
)
MORGANS HOTEL GROUP CO., a Delaware	)
Corporation,	)
)
Nominal Defendant.	)
)

ORDER GRANTING PRELIMINARY INJUNCTION

WHEREAS, the Court has considered plaintiffs’ application for a preliminary injunction prohibiting (a) the board of directors of Morgans Hotel Group Co. (the “Company”) from taking any steps to implement its purported decision to postpone the annual meeting of stockholders scheduled for May 15, 2013 and the corresponding record date of March 22, 2013 and (b) defendants from taking any step to consummate the transactions contemplated by the Exchange Agreement, dated as of March 30, 2013, between the Company and Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P., and Yucaipa Aggregator Holdings, LLC; the Investment Agreement, dated as of March 30, 2013, between the Company and Yucaipa Aggregator Holdings, LLC; the Membership Interest Purchase Agreement (Delano Hotel, Miami Beach, Florida), dated as of March 30, 2013, between Morgans Group LLC and Vintage Deco Hospitality, LLC; the Registration Rights Agreement, dated as of March 30, 2013, between the Company and Yucaipa American Alliance Fund II, LP., Yucaipa American Alliance (Parallel) Fund II, L.P., and Yucaipa Aggregator Holdings, LLC; and the Omnibus Waiver, Release, Assignment and Termination Agreement, dated March 30, 2013 (collectively, the “Yucaipa Agreements”); pending a fill trial on the merits of plaintiffs’ claims;

WHEREAS, the parties submitted extensive briefing and presented oral argument on May 13, 2013, and the Court issued an oral ruling on May 14, 2013;

IT IS HEREBY ORDERED, this 14th day of May, 2013, as follows:

1. Effective immediately and subject to the terms hereof, the defendants and their officers, directors, agents, employees, attorneys, affiliates, subsidiaries, successors, transferees, or assigns, and all persons acting in concert or participation with any of them, are prohibited from, directly or indirectly, taking any steps to implement defendants’ purported decision to postpone the annual meeting of stockholders or change the record date for the annual meeting. In light of the foregoing injunction, the Company shall proceed with its annual meeting as scheduled on May 15, 2013, with a record date of March 22, 2013. The Company may convene the meeting on May 15, 2013 and adjourn for not more than 30 days.

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2. Effective immediately and subject to the terms hereof, the defendants and their officers, directors, agents, employees, attorneys, affiliates, subsidiaries, successors, transferees, or assigns, and all persons acting in concert or participation with any of them, are prohibited from, directly or indirectly, taking any steps to consummate the transactions contemplated by the Yucaipa Agreements. This injunction shall remain in effect until the earlier of (i) a trial on the merits or (ii) a decision by the board of directors with respect to the Yucaipa Agreements made at a properly noticed meeting after due deliberation and, to the extent the board of directors determines to proceed with the Yucaipa Agreements, after receiving a favorable recommendation from the Special Transaction Committee.

3. Within five days of the entry of this Order, plaintiff OTK Associates, LLC shall post bond in the amount of $1 million, secured by an undertaking to retain sufficient shares of the Company’s common stock to satisfy a judgment on the bond.

4. The parties shall confer regarding a prompt schedule for a fill trial on the merits of plaintiffs’ claims.

/s/ Vice Chancellor
Vice Chancellor

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